SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 23, 2011

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as exhibits to this report on Form 6-K are the following items which are included in our shareholder mailing for our Extraordinary General Meeting of Shareholders to be held on January 20, 2012: our Notice to Shareholders, our Proxy Statement and our Proxy Card. At the Extraordinary General Meeting, shareholders will consider proposals regarding: (1) the appointment of a non-executive director to replace Mr. Paul Schroder who notified the Company of his decision to resign from the board of directors on November 16, 2011, with effect on January 20, 2012, (ii) the adoption of a Directors’ Remuneration Policy and (iii) the amendment of the Company’s Articles of Association to bring the Articles of Association in line with the Director’s Remuneration Policy and to delete a reference to the New York Stock Exchange rules in connection with establishing committees of the board of directors. The Directors’ Remuneration Policy and the Articles of Association, as amended, are attached to the Proxy Statement as Appendices A and B.

Exhibit

99.1	Notice to Shareholders

99.2	Proxy Statement

99.3	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: December 23, 2011